Exhibit 99.63

Analyst Coverage

Firm	Analyst
Banorte	José Itzamna Espitia
Barclays	Gilberto Garcia
Bradesco BBI - Equity Research	Victor Mizusaki
BX+	Jose Maria Flores
Citi	Stephen Trent
Cowen Securities	Helane Becker
Deutsche Bank	Michael Linenberg
Evercore Partners	Duane Pfennigwerth
GBM	Mauricio Martínez
HSBC	Ravi Jain
Intercam Casa de Bolsa	Fernanda Padilla
Itaù Unibanco	Renato Salomone
Morgan Stanley	Joshua Milberg
Santander	Pedro Balcao
UBS	Rogerio Araujo

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Consolidated statements of financial position

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

	As of March 31, 2017	As of December 31, 2016
Statement of financial position
Assets
Current assets
Cash and cash equivalents	6,838,671	7,071,251
Other accounts receivable	597,299	769,751
Recoverable income tax	408,754	192,967
Financial assets	323,953	543,528
Inventories	248,756	243,884
Current biological assets	0	0
Other current non-financial assets	2,527,290	2,729,735
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	10,944,723	11,551,116
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Total current assets	10,944,723	11,551,116
Non-current assets
Trade and other non-current receivables	0	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Non-current financial assets	173,601	324,281
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	0	0
Rotable spare parts, furniture and equipment, net	2,750,917	2,525,008
Investment property	0	0
Goodwill	0	0
Intangible assets, net	119,352	114,041
Deferred income taxes	576,762	559,083
Other non-current non-financial assets	6,132,604	6,708,242
Total non-current assets	9,753,236	10,230,655
Total assets	20,697,959	21,781,771
Liabilities and equity
Liabilities
Short-term liabilities
Trade and other current payables	5,716,724	4,556,636
Income taxes payable	32,716	196,242
Other current financial liabilities	1,151,833	1,065,381
Accrued liabilities	1,783,447	1,785,439
Short-term liabilities
Current provisions for employee benefits	0	0
Other liabilities	390,574	284,200
Total short-term liabilities	390,574	284,200
Total short-term liabilities other than liabilities included in disposal groups classified as held for sale	9,075,294	7,887,898
Liabilities included in disposal groups classified as held for sale	0	0
Total short-term liabilities	9,075,294	7,887,898
Long-term liabilities
Trade and other non-current payables	0	0
Long-term tax liabilities, non-current	0	0
Other non-current financial liabilities	884,762	943,046
Accrued liabilities	144,990	169,808
Long-term liabilities
Employee benefits	14,243	13,438
Other liabilities	144,739	136,555
Total liabilities	158,982	149,993
Deferred income taxes	1,211,994	1,836,950
Total long-term liabilities	2,400,728	3,099,797
Total liabilities	11,476,022	10,987,695
Equity
Capital stock	2,973,559	2,973,559
Additional paid-in capital	1,802,766	1,800,613
Treasury shares	83,365	83,365
Retained earnings	4,566,755	5,927,576
Accumulated other comprehensive (loss) income	(37,778)	175,693
Total equity attributable to owners of parent	9,221,937	10,794,076
Non-controlling interests	0	0
Total equity	9,221,937	10,794,076
Total liabilities and equity	20,697,959	21,781,771

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Consolidated statements of operations

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

	For the three months ended March 31, 2017	For the three months ended March 31, 2016
Income or loss
Income (loss)
Operating revenues	5,655,767	5,181,850
Cost of sales	0	0
Gross income	5,655,767	5,181,850
Sales, marketing and distribution expenses	357,681	295,013
Administrative expenses	0	0
Other operating income	540	195,372
Other operating expenses	6,070,789 (1)	4,246,601	(2)
Operating (loss) income	(772,163)	835,608
Finance income	21,315	43,740
Finance cost	1,165,487	7,175
Share of income (loss) of associates and joint ventures accounted for using equity method	0	0
(Loss) income before tax	(1,916,335)	872,173
Income tax (benefit) expense	(555,514)	270,373
(Loss) income from continuing operations	(1,360,821)	601,800
Income (loss) from discontinued operations	0	0
Net (loss) income	(1,360,821)	601,800
Income (loss), attributable to:
(Loss) income, attributable to owners of parent	(1,360,821)	601,800
Profit, attributable to non-controlling interests	0	0
Earnings per share
Earnings per share
Earnings per share
Basic earnings per share
Basic (loss) earnings per share from continuing operations	(1.34)	0.59
Basic earnings per share from discontinued operations	0	0
Total basic (loss) earnings per share	(1.34)	0.59
Diluted earnings per share
Diluted (loss) earnings per share from continuing operations	(1.34)	0.59
Diluted earnings per share from discontinued operations	0	0
Total diluted (loss) earnings per share	(1.34)	0.59

(1) Includes the following expenses: i) Fuel by Ps.1,892,029, ii) Aircraft and engine rent expenses by Ps.1,699,190, iii) Landing, take-off and navigation expenses by Ps.1,034,712, iv) Salaries and benefits by Ps 695,778, v) Maintenance by Ps.351,414, vi) Other operating expenses by Ps.269,295, and vii) Depreciation and amortization by Ps.128,371.
(2) Includes the following expenses: i) Aircraft and engine rent expenses by Ps.1,219,437, ii) Fuel by Ps.1,013,471, iii) Landing, take-off and navigation expenses by Ps.790,504, iv) salaries and benefits by Ps.563,628, v) maintenance by Ps.339,947, vi) other operating expenses by Ps.199,694, and vii) depreciation and amortization by Ps.119,920.

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Consolidated statement of comprehensive income

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

	For the three months ended March 31, 2017	For the three months ended March 31, 2016
Statement of comprehensive income
Net (loss) income for the period	(1,360,821)	601,800
Other comprehensive income (loss):
Other comprehensive income (loss) that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	0	0
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	0	0
Other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Losses on exchange differences on translation, net of tax	(1,504)	0
Reclassification adjustments on exchange differences on translation, net of tax	0	0
Exchange differences on translation of foreign operations	(1,504)	0
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0
Cash flow hedges
Gains (losses) on cash flow hedges, net of tax	8,471	6,423
Reclassification adjustments on cash flow hedges, net of tax	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0
Other comprehensive income, net of tax, cash flow hedges	8,471	6,423
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0
Change in value of time value of options
Gains (losses) on change in value of time value of options, net of tax	(220,438)	50,388
Reclassification adjustments on change in value of time value of options, net of tax	0	0
Other comprehensive income, net of tax, change in value of time value of options	(220,438)	50,388
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	0	0
Total other comprehensive income that will be reclassified to loss or income, net of tax	(213,471)	56,811
Total other comprehensive (loss) income	(213,471)	56,811
Total comprehensive (loss) income	(1,574,292)	658,611
Comprehensive income attributable to:
Comprehensive income, attributable to owners of parent	(1,574,292)	658,611
Comprehensive income, attributable to non-controlling interests	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Consolidated statement of cash flows

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

	For the three months ended March 31, 2017	For the three months ended March 31, 2016
Statement of cash flows
Cash flows provided by operating activities
Net (loss) income	(1,360,821)	601,800
Adjustments to reconcile income (loss)
Discontinued operations	0	0
Adjustments for income tax (benefit) expense	(555,514)	270,373
Adjustments for finance cost	652,465	132,990
Depreciation and amortization expense	128,371	119,920
Impairment loss (reversal of impairment loss) recognised in profit or loss	0	0
Provisions	0	0
Unrealised foreign exchange losses (gains)	0	0
Management incentive and long term incentive plans	2,153	490
Fair value losses (gains)	0	0
Undistributed profits of associates	0	0
Net losses (gains) on disposal of rotable spare parts for furniture and equipment and gain on sale of aircraft	110	(194,371)
Participation in associates and joint ventures	0	0
Increase in inventories	(4,872)	(7,577)
Increase in trade accounts receivable	(21,711)	(71,465)
Increase in other operating receivables	(87,928)	(69,125)
Increase (decrease) suppliers	133,109	(53,925)
Increase in other taxes and fees payables	185,492	346,194
Other adjustments for non-cash items	(23,934)	(15,605)
Other adjustments for which cash effects are investing or financing cash flow	0	0
Straight-line rent adjustment	0	0
Amortization of lease fees	0	0
Setting property values	0	0
Other adjustments to reconcile income	1,491,999	545,137
Total adjustments to reconcile profit	1,899,740	1,003,036
Net cash flow provided by operations	538,919	1,604,836
Dividends paid	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	21,315	34,342
Income taxes paid	91,450	310,365
Other inflows (outflows) of cash	0	0
Net cash flow provided by operating activities	468,784	1,328,813
Cash flows (used in) provided by investing activities
Cash flows from losing control of subsidiaries or other businesses	0	0
Cash flows used in obtaining control of subsidiaries or other businesses	0	0
Other cash receipts from sales of equity or debt instruments of other entities	0	0
Other cash payments to acquire equity or debt instruments of other entities	0	0
Other cash receipts from sales of interests in joint ventures	0	0
Other cash payments to acquire interests in joint ventures	0	0
Proceeds from disposals of rotable spare parts and pre-delivery payments	101,252	642,776
Acquisitions of rotable spare parts furniture and equipment	425,692	196,802
Proceeds from sales of intangible assets	0	0
Acquisitions of intangible assets	17,812	10,606
Proceeds from sales of other long-term assets	0	0
Purchase of other long-term assets	0	0
Proceeds from government grants	0	0
Cash advances and loans made to other parties	0	0
Cash receipts from repayment of advances and loans made to other parties	0	0
Cash payments for future contracts, forward contracts, option contracts and swap contracts	0	0
Cash receipts from future contracts, forward contracts, option contracts and swap contracts	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	0	0
Net cash flows from (used in) provided by investing activities	(342,252)	435,368
Cash flows provided by financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Proceeds from issuing shares	0	0
Proceeds from issuing other equity instruments	0	0
Payments to acquire or redeem entity's shares	0	0
Payments of other equity instruments	0	0
Proceeds from financial debt	480,756	34,981
Payments of financial debt	286,755	570,155
Payments of finance lease liabilities	0	0
Proceeds from government grants	0	0
Dividends paid	0	0
Interest paid	20,113	13,356
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	0	0
Net cash flows from provided by (used in) financing activities	173,888	(548,530)
Net increase in cash and cash equivalents	300,420	1,215,651
Effect of exchange rate changes on cash and cash equivalents
Net foreign exchange difference on the cash balance	(533,000)	(6,784)
Net (decrease) increase in cash and cash equivalents	(232,580)	1,208,867
Cash and cash equivalents at beginning of period	7,071,251	5,157,313
Cash and cash equivalents at end of period	6,838,671	6,366,180

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Consolidated statement of changes in equity - Accumulated Current

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

	Statements of changes in equity
	Capital stock	Additional paid in capital	Treasury shares	Retained earnings	Revaluation surplus	Exchange differences on translation of foreign operations	Cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Change in value of time value of options
Statement of changes in equity
Equity at beginning of period	2,973,559	1,800,613	83,365	5,927,576	0	(4,756)	(7,815)	0	152,627
Changes in equity
Comprehensive income
Net loss for the period	0	0	0	(1,360,821)	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(1,504)	8,471	0	(220,438)
Total comprehensive loss	0	0	0	(1,360,821)	0	(1,504)	8,471	0	(220,438)
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Long-term incentive plan cost	0	2,153	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	2,153	0	(1,360,821)	0	(1,504)	8,471	0	(220,438)
Equity at end of period	2,973,559	1,802,766	83,365	4,566,755	0	(6,260)	656	0	(67,811)

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

	Statements of changes in equity
	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Remeasurements of employee benefits	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability	Reserve for catastrophe
Statement of changes in equity
Equity at beginning of period	0	0	0	0	(2,614)	0	0	0	0
Changes in equity
Comprehensive income
Net income (loss) for the period	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	0	0	0	0
Total comprehensive income	0	0	0	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Long-term incentive plan cost	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	0	0	0	0	0	0
Equity at end of period	0	0	0	0	(2,614)	0	0	0	0

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

	Statements of changes in equity
	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income		Other reserves	Equity attributable to owners of parent	Non-controlling interests	Total equity
Statement of changes in equity
Equity at beginning of period	0	0	38,251	(1)	175,693	10,794,076	0	10,794,076
Changes in equity
Comprehensive income
Net loss for the period	0	0	0		0	(1,360,821)	0	(1,360,821)
Other comprehensive income	0	0	0		(213,471)	(213,471)	0	(213,471)
Total comprehensive income	0	0	0		(213,471)	(1,574,292)	0	(1,574,292)
Issue of equity	0	0	0		0	0	0	0
Dividends recognised as distributions to owners	0	0	0		0	0	0	0
Increase through other contributions by owners, equity	0	0	0		0	0	0	0
Decrease through other distributions to owners, equity	0	0	0		0	0	0	0
Increase (decrease) through other changes, equity	0	0	0		0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0		0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0		0	0	0	0
Long-term incentive plan cost	0	0	0		0	2,153	0	2,153
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0		0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0		0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0		0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0		0	0	0	0
Total increase (decrease) in equity	0	0	0		(213,471)	(1,572,139)	0	(1,572,139)
Equity at end of period	0	0	38,251		(37,778)	9,221,937	0	9,221,937

(1) Includes legal reserve and contributions for future capital increases.

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Consolidated statement of changes in equity - Accumulated Previous

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

	Statements of changes in equity
	Capital Stock	Additional paid in capital	Treasury shares	Retained earnings	Revaluation surplus	Exchange differences of translation of foreign operations	Cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Change in value of time value of options
Statement of changes in equity
Equity at beginning of period	2,973,559	1,791,040	91,328	2,408,087	0	0	(36,955)	0	(255,519)
Changes in equity
Comprehensive income
Net income for the period	0	0	0	601,800	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	0	6,423	0	50,388
Total comprehensive income	0	0	0	601,800	0	0	6,423	0	50,388
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Long-term incentive plan cost	0	490	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	490	0	601,800	0	0	6,423	0	50,388
Equity at end of period	2,973,559	1,791,530	91,328	3,009,887	0	0	(30,532)	0	(205,131)

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

	Statements of changes in equity
	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Remeasurements of employee benefits	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability	Reserve for catastrophe
Statement of changes in equity
Equity at beginning of period	0	0	0	0	(2,304)	0	0	0	0
Changes in equity
Comprehensive income
Net income (loss) for the period	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	0	0	0	0
Total comprehensive income	0	0	0	0	0	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Long-term incentive plan cost	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	0	0	0	0	0	0
Equity at end of period	0	0	0	0	(2,304)	0	0	0	0

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

	Statements of changes in equity
	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Total equity
Statement of changes in equity
Equity at beginning of period	0	0	38,251	(256,527)	6,824,831	0	6,824,831
Changes in equity
Comprehensive income
Net income for the period	0	0	0	0	601,800	0	601,800
Other comprehensive income	0	0	0	56,811	56,811	0	56,811
Total comprehensive income	0	0	0	56,811	658,611	0	658,611
Issue of equity	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Long-term incentive plan cost	0	0	0	0	490	0	490
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	56,811	659,101	0	659,101
Equity at end of period	0	0	38,251	(199,716)	7,483,932	0	7,483,932

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Informative data about the Statements of financial position

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

	As of March 31, 2017	As of December 31, 2016
Informative data of the Statement of Financial Position
Capital stock (nominal)	2,973,559	2,973,559
Restatement of capital stock	0	0
Plan assets for pensions and seniority premiums	0	0
Number of executives	0	0
Number of employees	4,761	4,550
Number of workers	0	0
Outstanding shares	1,011,876,677	1,011,876,677
Repurchased shares	0	0
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

 Informative data about the statements of operation

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

	For the three months ended March 31, 2017	For the three months ended March 31, 2016
Informative data of the Income Statement
Depreciation and amortization	128,371	119,920

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Informative data - statements of operations for the last 12 months

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

	As of March 31, 2017	As of March 31, 2016
Informative data - Statements of operations for the last 12 months
Operating revenues	23,986,368	19,593,324
Operating income	1,131,920	2,999,837
Net income	1,556,868	2,759,286
Net income attributable to owners of parent	1,556,868	2,759,286
Depreciation and amortization	544,994	473,468

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Breakdown of credits

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

Credit type / institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Credits in domestic currency
					Domestic currency						Foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
Banco Nacional de México 1	NO	2016-12-16	2017-06-16	TIIE 28 días + 0.80%	407,588
Banco Nacional de México 2	NO	2017-02-22	2017-08-22	TIIE 28 Días + 0.80%	207,485
Banco Santander - Bancomext 1	NO	2011-07-27	2021-05-31	LIBOR + 1.99%							379,192	155,525
Banco Santander - Bancomext 2	NO	2011-07-27	2021-05-31	LIBOR + 2.25%									645,030	131,853	107,879
TOTAL	NO				615,073	0	0	0	0	0	379,192	155,525	645,030	131,853	107,879	0
Other Banks
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total Banks
TOTAL	NO				615,073	0	0	0	0	0	379,192	155,525	645,030	131,853	107,879	0
Stock market
Listed on stock exchange - unsecured
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Listed on stock exchange - secured
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Suppliers
Suppliers
Landing, take off and navigation	NO				287,767
Administrative expenses	NO				212,834
Fuel	NO				103,362
Sales, marketing and distribution	NO				19,585
Technology and communication	NO				13,315
Maintenance expenses	NO				10,045
Other services	NO				2,411
Maintenance expenses USD	YES										181,507
Aircraft and engine rent expenses USD	YES										54,808
Technology and communication USD	YES										28,657
Administrative expenses USD	YES										23,642
Landing, take off and navigation USD	YES										22,503
Fuel USD	YES										6,867
Sales, marketing and distribution USD	YES										5,133
Other services USD	YES										16
TOTAL	NO				649,319	0	0	0	0	0	323,133	0	0	0	0	0
Total suppliers
TOTAL	NO				649,319	0	0	0	0	0	323,133	0	0	0	0	0
Other current and non-current liabilities
Other current and non-current liabilities
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL	NO				0	0	0	0	0	0	0	0	0	0	0	0
Total credits
TOTAL	NO				1,264,392	0	0	0	0	0	702,325	155,525	645,030	131,853	107,879	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Annex - Monetary foreign currency position

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

U.S. dollar amounts at March 31, 2017 have been included solely for the convenience of the reader and are translated from mexican pesos, using an exchange rate of Ps.18.8092 per U.S. dollar, as reported by the Mexican Central Bank (Banco de Mexico) as the ride for the payment of obligations denominated in foreign currency payable in Mexico in effect on March 31, 2017.

	Monetary foreign currency position
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Current monetary assets	422,262	7,942,410	0	0	7,942,410
Non-current monetary assets	311,669	5,862,245	0	0	5,862,245
Total monetary assets	733,931	13,804,655	0	0	13,804,655
Liabilities position
Short-term liabilities	86,745	1,631,604	0	0	1,631,604
Long-term liabilities	47,039	884,762	0	0	884,762
Total liabilities	133,784	2,516,366	0	0	2,516,366
Net monetary assets	600,147	11,288,289	0	0	11,288,289

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Annex - Distribution of income by product

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

	Monetary foreign currency position
	Domestic	International	Income of subsidiaries abroad	Total operating revenues
Operating revenues
Domestic (Mexico)	4,127,784	0	0	4,127,784
International (United States of America and Central America)	0	1,527,983	0	1,527,983
TOTAL	4,127,784	1,527,983	0	5,655,767

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Annex - Financial derivate instruments

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

Management’s discussion about derivative financial instrument policies explaining whether these policies allow them to be used only for hedging or other purposes such as trading.

The Company´s activities are exposed to different financial risks resulting from exogenous variables that are not under its control, but whose effects can be potentially adverse. The Company’s global risk management program is focused on existing uncertainty in the financial markets and is intended to minimize potential adverse effects on net earnings and working capital requirements. Volaris uses derivative financial instruments to mitigate part of these risks and does not acquire financial derivative instruments for speculative or trading purposes.

The Company has a Risk Management team which identifies and measures exposure to different financial risks. It is also in charge of designing strategies to mitigate them. Accordingly, it has a Hedging Policy and procedures related thereto, on which those strategies are based. All policies, procedures and strategies are approved by different administrative entities based on the Corporate Governance.

The Hedging Policy and processes related thereto are approved by diverse Company’s participants in accordance with the Corporate Governance. That Hedging Policy establishes that derivative financial instrument transactions will be approved and implemented/monitored by various committees. Compliance with the Hedging Policy and its procedures are subject to internal and external audits.

The Hedging Policy maintains a conservative position regarding derivative financial instruments, since it only allows the company to enter into positions that maintain an effective correlation with the primary position to be hedged (in accordance with International Financial Reporting Standards “IFRS”, under which the Company prepares its financial information). Accordingly, the Company’s objective is to engage hedge accounting treatment to all derivative financial instruments.

Through the use of derivative financial instruments, Volaris aims to transfer a portion of the market risk to its financial counterparties; some of these are best described as follows:

1.
Fuel price fluctuation risk: Volaris’ contractual agreements with its fuel suppliers address to the market price index of that input; therefore, it is exposed to an increase in its price. Volaris enters into derivative financial instruments to have hedge against significant increases in the fuel price. Such instruments are traded on over-the-counter (“OTC”) market, with approved counterparties and within approved limits by the Hedging Policy. As of the date of this report, the Company uses Asian options, with U.S. Gulf Coast Jet Fuel 54 as underlying asset. Asian instruments provide a more precise offsetting due to the payoff taking into account the average price of the underlying asset considered by Volaris main fuel supplier. All derivative financial instruments qualified for hedge accounting.

2.
Foreign currency risk: The Company's exposure to the risk fluctuations in foreign exchange rates is mainly related to the Company’s activities (considering revenues and/or expenses are denominated in a currency other than the Company’s functional currency). To mitigate this risk, the Hedging Policy allows the Company to use foreign exchange derivative financial instruments. As of the date of this report, the Company has not entered into foreign exchange hedging position.

3.
Interest rate variation risk: The Company’s exposure to the risk of changes in market interest rates is related primarily to the Company’s flight equipment operating lease agreements and long-term debt obligations with flooting interest rates. The Company enters into derivative financial instruments to hedge a portion of that exposure. The Company uses interest rate swaps towards that end. Those instruments are recognized as hedge accounting in the item of the hedged primary item.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of non-current assets under the caption guarantee deposits. It is reviewed and adjusted daily, based on the fair value of the derivative financial instrument position.

Trading markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To minimize counterparty risk, the Company enters into ISDA agreements with counterparties with recognized financial capacity; therefore, significant risks of nonperformance are not foreseen of the obligations of any of them. As of March 31, 2017, the Company has signed 6 ISDA agreements with financial institutions and maintained operations with 5 of them during the first quarter of 2017.

The Company only operates with financial counterparties with which it has an ISDA contract; those contracts have a Credit Support Annex (“CSA”), which set forth credit conditions that define thresholds for margin calls as, minimum amounts and rounding off. The execution of derivative financial instruments is distributed among the different counterparties to prevent their exposure on a single counterparty and making more efficient use of the financial conditions of the different CASs, thereby minimizing potential margin calls.

Generic description of the valuation techniques, distinguishing instruments that are valued at cost or fair value, as well as valuation methods and techniques.

The designation of calculation agents is documented in the ISDA contractual agreements wherebyVolaris operates. The Company uses the valuations received from the financial institutions that acted as a counterparty in the different derivative financial instruments. That fair value is compared with internally developed valuation techniques that use valid and recognized methodologies, through which the fair value of derivative financial instruments are estimated, based on the levels and variables listed on the market of benchmark assets, using Bloomberg as the main source of information.

In accordance with International Financial Reporting Standards ("IFRS"), whereby Company prepares its financial statements, Volaris realizes prospective effectiveness tests, as well as hedging files where derivative financial instruments are classified in accordance with the type of underlying asset (restated and monitored constantly). As of the date of filing this report, all of the Company’s financial derivative instruments are considered effective and, therefore, are classified to be recorded under hedge accounting assumptions.

Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments

The Company only operates with financial counterparties with which it has an ISDA agreement. Those contracts have a Credit Support Annex ("CSA") section, which sets forth credit conditions, credit lines and guidelines for margin calls are stipulated therein, including minimum amounts and rounding off. hedging positions are distributed among the different counterparties with the purpose of avoiding that their exposure is hedged through a single counterparty, thereby making a more efficient use of the financial conditions of the different CSA. Moreover, the Company has internal resources to meet the requirements related to derivative financial instruments.

Explanation of changes in exposure to the main risks identified and in managing them, as well as contingencies and events known or expected by management that can affect future reports.

The Company’s activities are exposed to several financial risks, mainly highlighted by fuel price risk, exchange rate fluctuation risk and changes in interest rate risk. During the first quarter of 2017, there was no evidence of significant changes that could modify the exposure to the risks described above, a situation that can change in the future.

Quantitative information

As of the date of this report, all the derivative financial instruments maintained by the Company qualified as hedge accounting; therefore, the changes in their fair value will only be the result of changes in the levels or prices of the underlying asset, and it will not modify the objective of the hedge for which it was initially contracted.

Appendix A
Derivative financial instruments Summary
As of March 31, 2017
(In thousands of Mexican pesos)

Type of derivative	For hedging or other purposes	Notional amount / Nominal value	Short or long position	Underlying asset value			Fair value (3)		Due
				Base	Current quarter (1Q17)	Prior quarter (4Q16)	Current quarter (1Q17)	Prior quarter (4Q16)
Interest rate swap (1)	Hedge	$658,322 (5)	Long	6M libor	1.42%	1.32%	$(2,043)	$(14,144)	Short term: $(2,043)
									Long term: $ -
Jet Fuel Asian Call Options (2)	Hedge	207.6 M gallons	Long	Jet Fuel GC 54	USD $1.49 / Gal	USD $1.57 / Gal	$497,554	$867,809	Short term: $323,953
									Long term: $173,601

(1)	Information regarding one instrument closed with a single counterparty
(2)	Information regarding 189 instruments closed with 4 counterparties
(3)	From the Company’s point of view.
(4)
The Company only operates with financial counterparties with which it has an ISDA agreement. Those contracts have a Credit Support Annex ("CSA") section, which sets forth credit conditions.  Credit lines and guidelines for margin calls are stipulated therein, such as minimum amounts and rounding off. Contracting derivative financial instruments is distributed among the different counterparties with the intent to avoid that their exposure falls on a single counterparty, thereby making the use of the financial conditions of the different CSA more efficient, in order to minimize the potential margin calls.

(5)	The notional value of the instrument is by USD$35.0 million converted at an exchange rate of 18.8092.

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Notes - Subclassifications of assets, liabilities and equities

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

	As of March 31, 2017	As of December 31, 2016
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	4,820	4,814
Cash in banks	1,843,296	2,632,878
Total cash	1,848,116	2,637,692
Cash equivalents
Short-term deposits, classified as cash equivalents	0	0
Short-term investments	4,990,555	4,433,559
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	4,990,555	4,433,559
Other cash and cash equivalents	0	0
Total cash and cash equivalents	6,838,671	7,071,251
Trade and other current receivables
Current trade receivables	330,505	308,302
Current receivables due from related parties	0	0
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	0	0
Total current prepayments	0	0
Recoverable value added tax and others	115,833	342,348
Current value added tax receivables	0	0
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	150,961	119,101
Total trade and other current receivables	597,299	769,751
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished godos	0	0
Spare parts and accesories of flight equipment	239,992	235,330
Property intended for sale in ordinary course of business	0	0
Miscellaneous supplies	8,764	8,554
Total current inventories	248,756	243,884
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	0	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Trade and other non-current receivables
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	0	0

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint ventures	0	0
Investments in associates	0	0
Total investments in subsidiaries, joint ventures and associates	0	0
Property, plant and equipment
Land and buildings
Land	0	0
Buildings	0	0
Total land and buildings	0	0
Machinery	0	0
Vehicles
Ships	0	0
Aircraft	0	0
Motor vehicles	0	0
Total vehicles	0	0
Fixtures and fittings	0	0
Office equipment	16,743	17,657
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	1,543,284	1,496,717
Construction prepayments	0	0
Other property, plant and equipment	1,190,890	1,010,634
Total property, plant and equipment	2,750,917	2,525,008
Investment property
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	0	0
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	87,390	90,949
Licences	1,353	1,684
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets in process	30,609	21,408
Other intangible assets	0	0
Total intangible assets other than goodwill	119,352	114,041
Goodwill	0	0
Total intangible assets and goodwill	119,352	114,041
Trade and other current payables
Suppliers	972,452	861,805
Current payables to related parties	26,612	65,022

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

Accruals and deferred income classified as current
Unearned transportation revenue	2,987,487	2,153,567
Rent deferred income classified as current	0	0
Accruals classified as current	0	0
Short-term employee benefits accruals	0	0
Total accruals and deferred income classified as current	2,987,487	2,153,567
Other taxes and fees payable	1,730,173	1,476,242
Current value added tax payables	0	0
Current retention payables	0	0
Other current payables	0	0
Total trade and other current payables	5,716,724	4,556,636
Other current financial liabilities
Financial debt	1,149,790	1,051,237
Stock market loans current	0	0
Other current iabilities at cost	0	0
Other current liabilities no cost	0	0
Financial instruments	2,043	14,144
Total other current financial liabilities	1,151,833	1,065,381
Trade and other non-current payables
Non-current trade payables	0	0
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	0	0
Other non-current financial liabilities
Financial debt	884,762	943,046
Stock market loans non-current	0	0
Other non-current liabilities at cost	0	0
Other non-current liabilities no cost	0	0
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	884,762	943,046
Other provisions
Other liabilities long-term	144,739	136,555
Other liabilities short-term	390,574	284,200
Total other provisions	535,313	420,755
Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	0	0
Reserve of cash flow hedges	0	0
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0
Reserve of share-based payments	0	0

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

Reserve of remeasurements of defined benefit plans	0	0
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Contributions for future capital increases	1	1
Merger reserve	0	0
Legal reserve	38,250	38,250
Other comprehensive income	(76,029)	137,442
Total other reserves	(37,778)	175,693
Net assets (liabilities)
Assets	20,697,959	21,781,771
Liabilities	11,476,022	10,987,695
Net assets	9,221,937	10,794,076
Net current assets (liabilities)
Current assets	10,944,723	11,551,116
Current liabilities	9,075,294	7,887,898
Net current assets	1,869,429	3,663,218

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Notes - Analysis of income and expense

Consolidated
Ticker: VLRS/VOLAR	Quarter: 1 Year: 2017

	For the three months ended March 31, 2017	For the three months ended March 31, 2016
Analysis of income and expense
Revenue
Revenue from rendering of services	5,655,767	5,181,850
Revenue from sale of goods	0	0
Interest income	0	0
Royalty income	0	0
Dividend income	0	0
Rental income	0	0
Revenue from construction contracts	0	0
Other revenue	0	0
Total revenue	5,655,767	5,181,850
Finance income
Interest income	21,315	34,342
Foreign exchange gain, net	0	9,398
Gains on change in fair value of derivatives	0	0
Gain on change in fair value of financial instruments	0	0
Other finance income	0	0
Total finance income	21,315	43,740
Finance costs
Interest expense	0	0
Foreign exchange loss, net	1,144,862	0
Losses on change in fair value of derivatives	0	0
Loss on change in fair value of financial instruments	0	0
Other finance cost	20,625	7,175
Total finance cost	1,165,487	7,175
Tax income (expense)
Current income tax	0	287,986
Deferred income tax	(555,514)	(17,613)
Total tax income benefit (expense)	(555,514)	270,373

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Notes - List of accounting policies

Basis of preparation

Statement of compliance

The unaudited interim condensed consolidated financial statements, which include the consolidated statements of financial position as of March 31, 2017 and December 31, 2016 (audited), and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three months period ended March 31, 2017 and 2016, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2016 and 2015, and for the three years period ended December 31, 2016.

Basis of measurement and presentation

The accompanying consolidated financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value and investments in marketable securities measured at fair value through profit and loss (“FVTPL”). The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates.

a)  Basis of consolidation

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

(i)	Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).
(ii)	Exposure, or rights, to variable returns from its involvement with the investee.
(iii)	The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i)	The contractual arrangement with the other vote holders of the investee.
(ii)	Rights arising from other contractual arrangements.
(iii)	The Company’s voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full.

On consolidation, the assets and liabilities of foreign operations are translated into Mexican pesos at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

b)  Revenue recognition

Passenger revenues:

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as liabilities under the caption unearned transportation revenue and, once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All of the Company’s tickets are non-refundable and are subject to change upon a payment of a fee. Additionally, the Company does not operate a frequent flier program.

Non-ticket revenues:

The most significant non-ticket revenues include revenues generated from: (i) air travel-related services (ii) revenues from non-air travel-related services and (iii) cargo services. Air travel-related services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, charters and airport passenger facility charges for no-show tickets. They are recognized as revenue when the related service is provided by the Company.

Revenues from non-air travel-related services include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars. They are recognized as revenue at the time the service is provided. Additionally, services not directly related to air transportation include Volaris’ sale of VClub membership and the sale of advertising spaces to third parties. VClub membership fees are recognized as revenues over the term of the membership. Revenue from the sale of advertising spaces is recognized over the period in which the space is provided.

Revenues from cargo services are recognized when the cargo transportation is provided (upon delivery of the cargo to destination).

c)  Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

d)  Financial instruments

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

Adoption of IFRS 9 (2013)

On October 1, 2014 the Company elected to early adopt IFRS 9 (2013) Financial Instruments, which comprises aspects related to classification and measurement of financial assets and financial liabilities, as well as hedge accounting treatment. This early adoption of IFRS 9 (2013) did not require retrospective adjustments to the Company.

Under IFRS 9 (2013), the FVTPL category used under IAS 39 remains permissible, although new categories of financial assets are introduced. These new categories are based on the characteristics of the instruments and the business model under which these are held, to either be measured at fair value or at amortized cost.

For financial liabilities, categories provided under IAS 39 are kept. As a result, there was no difference in valuation and recognition of the financial assets under IFRS 9 (2013), since those financial assets categorized under IAS 39 as FVTPL remain in that same category under IFRS 9 (2013). In the case of trade receivables, these were not affected in terms of valuation model by this version of IFRS 9 (2013), since they are carried at amortized cost and continued to be accounted for as such.

Also, the hedge accounting section of IFRS 9 (2013) requires for options that qualify and are formally designated as hedging instruments, the intrinsic value of the option to be defined as the hedging instrument, thus allowing for the exclusion of changes in fair value attributable to extrinsic value (time value and volatility), to be accounted, under the transaction-related method, separately as a cost of hedging that needs to be initially recognized in OCI and accumulated in a separate component of equity, since the hedged item is a portion of the forecasted jet fuel consumption. The extrinsic value is recognized in the consolidated statement of operations when the hedged item is recognized in income.

IFRS 9 requires the Company to record expected credit losses on all trade receivables, either on a 12 month or lifetime basis. The Company recorded lifetime expected losses on all trade receivables.

e)  Financial assets

Classification of financial assets

The Company determines the classification and measurement of financial assets, in accordance with the new categories introduced by IFRS 9 (2013), which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

Financial assets include those carried at FVTPL, whose objective to hold them is for trading purposes (short-term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset.

Initial recognition

All the Company’s financial assets are initially recognized at fair value, including derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.
2.	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.
3.	Derivative financial instruments are designated for hedging purposes under the cash flow hedge (“CFH”) accounting model and are measured at fair value.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

b)
The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

c)
When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

ii)  Impairment of financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. Receivables are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer, the risk characteristic of the financial project and indications that the debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For trade receivables, the Company assesses whether objective evidence of impairment exists individually for receivables that are individually significant. If there is objective evidence that an impairment loss is expected, the amount of the loss is measured as the present value of estimated future cash flows (future expected credit losses that have not yet been incurred).

Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

iii) Financial liabilities

Classification of financial liabilities

Financial liabilities under IFRS 9 (2013) are classified at amortized cost or at FVTPL.

Derivative financial instruments are also considered financial liabilities when these represent contractual obligations to deliver cash or another financial asset.

Initial recognition

The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value.

The Company’s financial liabilities include accounts payable to suppliers, unearned transportation revenue, other accounts payable, financial debt and financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at amortized cost

Accounts payable are subsequently measured at amortized cost and do not bear interest or result in gains and losses due to their short-term nature.

After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on issuance and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations. This amortized cost category generally applies to interest-bearing loans and borrowings.

Financial liabilities at FVTPL

FVTPL include financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities under the fair value option are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 (2013). During the years ended December 31, 2016, 2015 and 2014 the Company has not designated any financial liability as at FVTPL.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of operations.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is:

(i)	A currently enforceable legal right to offset the recognized amounts, and
(ii)	An intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

f)  Other accounts receivable

Other accounts receivables are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for doubtful accounts, which approximates fair value given their short-term nature.

g)  Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value. The cost is determined on the basis of the method of specific identification, and expensed when used in operations.

h)  Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over the period in which it will generate benefits not exceeding five years on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

i)  Guarantee deposits

Guarantee deposits consist primarily of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements.

Aircraft maintenance deposits paid to lessors

Most of the Company’s lease agreements require the Company to pay maintenance deposits to aircraft lessors to be held as collateral in advance of the Company’s performance of major maintenance activities. These lease agreements provide that maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

Substantially all of these maintenance deposits are calculated based on a utilization measure of the leased aircrafts and engines, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft and engines until the completion of the maintenance of the aircraft and engines.

Maintenance deposits expected to be recovered from lessors are reflected as guarantee deposits in the accompanying consolidated statement of financial position. The portion of prepaid maintenance deposits that is deemed unlikely to be recovered, primarily relating to the rate differential between the maintenance deposits and the expected cost for the next related maintenance event that the deposits serve to collateralize, is recognized as supplemental rent in the consolidated statements of operations. Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent in the consolidated statements of operations starting from the period the determination is made.

Any usage-based maintenance deposits to be paid to the lessor, related with a major maintenance event that (i) is not expected to be performed before the expiration of the lease agreement, (ii) is nonrefundable to the Company and (iii) is not substantively related to the maintenance of the leased asset, is accounted for as contingent rent in the consolidated statements of operations. The Company records lease payment as contingent rent when it becomes probable and reasonably estimable that the maintenance deposits payments will not be refunded.

During the year ended December 31, 2016, the Company added seventeen new aircraft to its fleet. The lease agreements of some of these aircraft do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so the Company does not record guarantee deposits regarding these aircraft. However, some of these agreements provide the obligation to make a maintenance adjustment payment to the lessors at the end of the contract period. This adjustment covers maintenance events that are not expected to be made before the termination of the contract. The Company recognizes this cost as a contingent rent during the lease term of the related aircraft, in the consolidated statement of operations.

The Company makes certain assumptions at the inception of the lease and at each consolidated statement of financial position date to determine the recoverability of maintenance deposits. These assumptions are based on various factors such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor, and the number of flight hours the aircraft and engines is estimated to be utilized before it is returned to the lessor.

In the event that lease extensions are negotiated, any extension benefit is recognized as a deferred lease incentive. The aggregate benefit of extension is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

During the years ended December 31, 2016 and 2015, the Company extended the lease term of two and three aircraft agreements, respectively. These extensions made available to the Company maintenance deposits that were recognized in prior periods in the consolidated statements of operations as contingent rent. The maintenance event for which the maintenance deposits were previously expensed was scheduled to occur after the original lease term and as such the contingent rental payments were expensed. However, when the leases were amended the maintenance deposits amounts became probable of recovery due to the longer lease term and as such they are being recognized as an asset.

The effect of these lease extensions were recognized as a guarantee deposit and a deferred lease incentive in the consolidated statements of financial position at the time of lease extension.

Because the lease extension benefits are considered lease incentives, the benefits are deferred in the caption other liabilities and are being recognized on a straight-line basis over the remaining revised lease terms.

j)  Aircraft and engine maintenance

The Company is required to conduct diverse levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates.

Fleet maintenance requirements may involve short cycle engineering checks, for example, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine works, divided into three general categories: (i) routine maintenance, (ii) major maintenance and (iii) component service.

(i) Routine maintenance requirements consists of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. This type of maintenance events is currently serviced by the Company mechanics and are primarily completed at the main airports that the Company currently serves. All other maintenance activities are sub-contracted to qualified maintenance business partner, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and typically are required approximately every 22 months. All routine maintenance costs are expensed as incurred.

(ii) Major maintenance consist of a series of more complex tasks that can take up to eight weeks to accomplish and typically are required approximately every five to six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Civil Aeronautic Authority (Dirección General de Aeronáutica Civil, or “DGAC”) mandate maintenance intervals and average removal times as suggested by the manufacturer.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

 (iii) The Company has a power-by-the hour agreement for component services, which guarantees the availability of aircraft parts for the Company’s fleet when they are required. It also provides aircraft parts that are included in the redelivery conditions of the contract (hard time) without constituting an additional cost at the time of redelivery. The monthly maintenance cost associated with this agreement is recognized as incurred in the consolidated statements of operations.

The Company has an engine flight hour agreement that guarantees a cost per overhaul, provides miscellaneous engines coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engines coverage is recorded as incurred in the consolidated statements of operations.

k)  Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method.

Aircraft spare engines have significant parts with different useful lives; therefore, they are accounted for as separate items (major components) of rotable spare parts.

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft.

The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

Depreciation rates are as follows:
Annual depreciation rate
Aircraft parts and rotable spare parts	8.3-16.7%
Aircraft spare engines	4.0-8.3%
Standardization	Remaining contractual lease term
Computer equipment	25%
Communications equipment	10%
Office furniture and equipment	10%
Electric power equipment	10%
Workshop machinery and equipment	10%
Service carts on board	20%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event

The Company reviews annually the useful lives and salvage values of these assets and any changes are accounted for prospectively.

The Company records impairment charges on rotable spare parts, furniture and equipment used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

l)  Foreign currency transactions and exchange differences

The Company’s consolidated financial statements are presented in Mexican peso, which is the reporting and functional currency of the parent company. For each subsidiary, the Company determines the functional currency and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective local currencies, are translated into the functional currency as follows:

Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.

All monetary assets and liabilities were translated at the exchange rate at the consolidated statement of financial position date.

All non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated.

Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective functional currencies are translated into Mexican pesos as follows:

The exchange rates used to translate the above amounts to Mexican pesos at March 31, 2017 and December 31, 2016 were Ps.18.8092 and Ps.20.6640, respectively, per U.S. dollar.

Foreign currency differences arising on translation into functional currency are recognized in the consolidated statement of operations. Furthermore, foreign currency differences arising on translation into presentation currency are allocated in OCI.

m)  Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

For the operating leases, the Company is contractually obligated to return the leased aircraft in a specific condition. The Company accrues for restitution costs related to aircraft held under operating leases throughout the term of the lease, based upon the estimated cost of satisfying the return condition criteria for each aircraft. These return obligations are related to the costs to be incurred in the reconfiguration of aircraft (interior and exterior), painting, carpeting and other costs, which are estimated based on current cost adjusted for inflation. The return obligation is estimated at the inception of each leasing arrangement and recognized over the term of the lease.

The Company records aircraft lease return obligation reserves based on the best estimate of the return obligation costs under each aircraft lease agreement.

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of supplemental rent and the provision is included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed.

n) Employee benefits

i)  Personnel vacations

The Company and its subsidiaries in Mexico and Central America recognize a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii)  Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a)  When it can no longer withdraw the offer of those benefits; and

b)  When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits.

The Company is demonstrably committed to a termination when, and only when, it has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

iii)  Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to the employees which rendered services to its Mexican subsidiaries under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.
Remeasurement gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds (Certificados de la Tesorería de la Federación, or “CETES” in Mexico), less the fair value of plan assets out of which the obligations are to be settled.

For entities in Costa Rica and Guatemala; there is no obligation to pay seniority premium benefits.

iv)  Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

During the year ended December 31, 2015, the Company adopted a new short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

v)  Long-term retention plan (“LTRP”)

During 2010, the Company adopted an employee LTRP, the purpose of which is to retain high performing employees within the organization by paying incentives contingent on meeting certain Company’s performance targets. Incentives under this plan were payable in three equal annual installments, following the provisions for other long-term benefits under IAS 19.

During 2014, this plan was restructured and it was renamed Long-term incentive plan (“LTIP”). This new plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash settled).

See below for accounting for share-based payments.

vi)  Share-based payments

a)  LTIP

In April and October 2016, extensions to the LTIP (equity and cash settled) were approved at the Annual Ordinary Shareholder’s Meeting. These extensions were approved on the same terms as the original LTIP plan.

- Share purchase plan (equity-settled)

Certain key employees of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at the grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

- SARs plan (cash settled)

The Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

b)  Management incentive plan (“MIP”)

 - MIP I

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key employees, this plan was named MIP II. In accordance with this plan, the Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

vii)  Employee profit sharing

For the years ended December 2016, 2015 and 2014, the Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. The cost of employee profit sharing earned for the current-year is presented as an expense in the consolidated statements of operations. Subsidiaries in Central America do not have such profit sharing benefit, as it is not required by local regulation.

o)  Leases

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Property and equipment lease agreements are recognized as finance leases if the risks and benefits incidental to ownership of the leased assets have been transferred to the Company when (i) the ownership of the leased asset is transferred to the Company upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is for the major part of the economic life of the leased asset; (iv) the present value of minimum lease payments is at least substantially all of the fair value of the leased asset; or (v) the leased asset is of a specialized nature for the Company.

When the risks and benefits incidental to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rental payments are charged to results of operations on a straight-line over the term of the lease.

The Company’s lease contracts for aircraft, engines and components parts are classified as operating leases.

Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company. Leases under sale and leaseback agreements meet the conditions for treatment as operating leases.

Profit or loss related to a sale transaction followed by an operating lease, is accounted for as follows:

(i)	Profit or loss is recognized immediately when it is clear that the transaction is established at fair value.

(ii)
If the sale price is at or below fair value, any profit or loss is recognized immediately. However, if the loss is compensated for by future lease payments at below market price, such loss is recognized as an asset in the consolidated statements of financial position, and amortized to the consolidated statements of operations in proportion to the lease payments over the contractual lease term.

(iii)
If the sale price is above fair value, the excess of the price above the fair value is deferred and amortized to the consolidated statements of operations over the asset’s expected lease term, including probable renewals, with the amortization recorded as a reduction of rent expense.

p)  Taxes and fees payable

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and to remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets, but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

q)  Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except, in respect of taxable temporary differences associated with investments in subsidiaries, affiliates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized, except, in respect of deductible temporary differences associated with investments in subsidiaries, affiliates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction in OCI.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The charge for income taxes incurred is computed based on tax laws approved in Mexico, Costa Rica and Guatemala at the date of the consolidated statement of financial position.

r)  Derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments.

In accordance with IFRS 9 (2013), derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting; as well as, the risk management objective and strategy for undertaking the hedge. The documentation includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s).

Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they actually have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the CFH accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings. During the years ended December 31, 2016 and 2015, there was no ineffectiveness with respect to derivative financial instruments. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings.

The realized gain or loss of derivative financial instruments that qualify as CFH is recorded in the same caption of the hedged item in the consolidated statement of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9 (2013), which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in income when the hedged items also is recognized in income.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of non-current assets under the caption guarantee deposits, and the amount of the collateral is reviewed and adjusted on a daily basis based on the fair value of the derivative position.

s)  Financial instruments – Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements.

t)  Treasury shares

The Company’s equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of treasury shares. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital.

Share-based payment options exercised during the reporting period are settled with treasury shares.

u)  Operating segments

The Company is managed as a single business unit that provides air transportation and related services, accordingly it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America and Central America).

v)  Current versus non-current classification

The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in normal operating cycle, (ii) expected to be realized within twelve months after the reporting period, or, (iii) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when: (i) it is expected to be settled in normal operating cycle, (ii) it is due to be settled within twelve months after the reporting period, or, (iii) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as noncurrent assets and liabilities.

w)  Convenience translation

U.S. dollar amounts at March 31, 2017 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.18.8092 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on March 31, 2017. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Notes - Interim financial reporting

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES
(d.b.a. VOLARIS)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

At March 31, 2017 and December 31, 2016

(In thousands of Mexican pesos and thousands of U.S. dollars, except when indicated otherwise)

 1.  Description of the business and summary of significant accounting policies

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora” or the “Company”) was incorporated in Mexico in accordance with Mexican Corporate laws on October 27, 2005.

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico City.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes or “SCT”) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. The Company operates under the trade name of “Volaris”. On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering (“IPO”) on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013 its shares started trading under the ticker symbol “VLRS” and “VOLAR”, respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rican civil aviation authorities an air operator certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years.

The accompanying unaudited interim condensed consolidated financial statements and notes were authorized for their issuance by the Company’s Chief Executive Officer, Enrique Beltranena, and Chief Financial Officer, Fernando Suárez, on April 19, 2017. Subsequent events have been considered through that date.

Relevant events

Operations in Central America

On December 1, 2016, Volaris initiated operations through its subsidiary Vuela Aviación, as its Costa Rican air operator.

Secondary follow-on equity offering

On November 16, 2015 the Company completed a secondary follow-on equity offering, in which certain shareholders sold 108,900,000 of the Company’s Ordinary Participation Certificates (Certificados de Participación Ordinarios), or CPOs, in the form of American Depositary Shares, or ADSs, in the United States and other countries outside Mexico. No CPOs or ADSs were sold by the Company and the selling shareholders received all of the proceeds from this offering.

2. Basis of preparation

The unaudited interim condensed consolidated financial statements, which include the consolidated statements of financial position as of March 31, 2017 and December 31, 2016 (audited), and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three months period ended March 31, 2017 and 2016, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2016 and 2015, and for the three years period ended December 31, 2016.

Basis of consolidation

The accompanying unaudited interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At March 31, 2017 and December 31, 2016, for accounting purposes the companies included in the unaudited interim condensed consolidated financial statements are as follows:

Name	Principal	Country	% Equity interest
	Activities		March 31, 2017	December 31, 2016
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%

Volaris Costa Rica	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%

Vuela, S.A. (“Vuela”)*	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%

Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%

Servicios Earhart, S.A.	Recruitment and payroll	Guatemala	100%	100%

Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V (“Servicios Administrativos”)	Recruitment and payroll	Mexico	100%	100%
Operaciones Volaris, S.A. de C.V (“Servicios Operativos”)(1)	Purchase and sale of goods and services	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing (Note 8)	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing (Note 8)	Mexico	100%	100%
Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number F/745291	Share administration trust	Mexico	100%	100%

*The Company has not started operations in Guatemala.
(1) With effect from August 3, 2016, the name of the Company was changed from Servicios Operativos Terrestres Volaris, S.A. de C.V. to Operaciones Volaris, S.A. de C.V.

New and amended standards and interpretations

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2016, except for the adoption of new standards and interpretations effective as of January 1, 2017. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below. Although these new standards and amendments applied for the first time in 2017, they did not have a material impact on the unaudited interim condensed consolidated financial statements of the Company. The nature and the impact of each new standard or amendment is described below:

Amendments to IAS 7 – Statement of cash flows: Disclosure Initiative

The amendments require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). On initial application of the amendment, entities are not required to provide comparative information for preceding periods. The Company is not required to provide additional disclosures in its unaudited interim condensed consolidated financial statements, but will disclose additional information in its annual consolidated financial statements for the year ended December 31, 2017.

Amendments to IAS 12 – Income Taxes: Recognition of Deferred Tax Assets for Unrecognized Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference.

Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognized in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact.

The application of these amendments have no effect on the Company’s financial position and performance as the Company has no deductible temporary differences or assets that are in the scope of the amendments.

IFRS 9 (2014) Financial Instruments

The Company adopted IFRS 9 (2013) in connection with its 2014 unaudited interim condensed consolidated financial statements. IFRS 9 (2014) requires entities to apply an expected credit loss (ECL) model that replaces the IAS 39’s incurred loss model. The ECL model applies to debt instruments accounted for at amortized cost or at fair value through OCI, most loan commitments, financial guarantee contracts, contract assets under IFRS 15 Revenue from Contracts with Customers and lease receivables under IAS 17 Leases or IFRS 16 Leases.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers, which may require more judgement and estimates than with the revenue recognition process that are required under the existing IAS 18 Revenue Recognition. Under IFRS 15, revenue is accounted for an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or providing services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. The standard permits two adoption methods: retrospectively to each reporting period presented (full retrospective method), or retrospectively with the cumulative effect recognized at the date of initial application (the cumulative catch-up transition method). IFRS 15 is required to be adopted for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

The Company plans to adopt the new standard on the required effective date, and currently anticipates utilizing the full retrospective method, in order to provide for comparative results in all periods presented.

While the Company is still evaluating the impact of the new standard, it expects the new standard to impact the timing of recognition of certain air travel-related services and non air-travel related services which under current accounting are recognized when the service is provided. Under the new standard, such services will likely be recognized when the air travel service is provided.

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and increase the volume of disclosures required in the Company’s unaudited interim condensed consolidated financial statements. Many of the disclosure requirements in IFRS 15 are completely new. In 2017, the Company will develop and start testing of appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

Furthermore, the Company will monitor and assess any further developments issued by the IASB and the transition resource group. The Company continues to monitor and assess the potential impact of changes to IFRS 15 and related implementation guidance as they become available.

IFRS 16 Leases

IFRS 16 was issued in January 2016; and it replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset).

Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 also requires lessees to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

The Company is in process to complete an IFRS 16 assessment. The adoption of this standard will have a significant impact on the accounting for leased aircraft, engines and other lease agreements, requiring the presentation of those leases with durations of greater than twelve months on the unaudited interim condensed consolidated statement of financial position. The Company anticipates adopting the new standard using the full retrospective method, see Note 12 for more information on the Company’s lease agreements.

Annual Improvements 2012-2014 Cycle

These improvements are effective for annual periods beginning on or after 1 January 2016. They include:

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment is applied prospectively. The adoption of this amendment to IAS 19 did not have any impact on the unaudited interim condensed consolidated financial statements, since the discount rates of the Company’s obligations for seniority premiums in Mexico are already determined using government bonds (Certificados de la Tesorería de la Federación, or “CETES” in Mexico).

IAS 34 Interim Financial Reporting

The amendment clarifies that the required interim disclosures must either be in the unaudited interim condensed consolidated financial statements or incorporated by cross-reference between the unaudited interim condensed consolidated financial statements and wherever they are included within the interim financial report. The other information within the interim financial report must be available to users on the same terms as the unaudited interim condensed consolidated financial statements and at the same time. This amendment must be applied retrospectively.

These amendments are not expected to have any impact on the Company.

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 Presentation of Financial Statements clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify: (a) the materiality requirements in IAS 1; (b) that specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated; (c) that entities have flexibility as to the order in which they present the notes to financial statements; and (d) that the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statements of profit or loss and OCI.

The adoption of this amendment did not have any significant impact on the presentation and disclosures in these unaudited interim condensed consolidated financial statements.

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled; share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after 1 January 2018, with early application permitted. The Company is assessing the potential effect of the amendments on its unaudited interim condensed consolidated financial statements.

3.  Significant accounting judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s unaudited interim condensed consolidated financial statements.

4. Convenience translation

U.S. dollar amounts at March 31, 2017 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.18.8092 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on March 31, 2017. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

5. Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

6. Risk management

Financial risk management

The Company’s activities are exposed to different financial risks derived from exogenous variables which are not under its control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on the net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of these risks. The Company does not enter into derivatives for trading or speculative purposes.

The sources of these financial risks exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions. These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements.

Also, since adverse movements erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures such as operating leases, there is a need for value preservation, by transforming the profiles of these fair value exposures.

The Company has a Finance and Risk Management unit, which identifies and measures financial risk exposures, in order to design the strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the corporate governance level for approval.

Market risk

a)  Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact on the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. Pursuing this objective, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. The Aircraft jet fuel consumed in the three months ended March 31, 2017 and 2016 represented 29% and 23%, of the Company’s operating expenses, respectively.

During the three months period ended March 31, 2017, the Company held US Gulf Coast Jet fuel 54 Asian call options designated to hedge 45,681 thousand gallons, which covers a portion of the projected consumption for 2018. In the same way, during the three months period ended March 31, 2016, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 81,363 thousand gallons, covering a portion of the projected consumption for 2017 and 2018.

The Company decided to early adopt IFRS 9 (2013), beginning on October 1, 2014, which allows the Company to separate the intrinsic value and time value of an option contract and to designate as the hedging instrument only the change in the intrinsic value of the option. Because the external value (time value) of the Asian call options are related to a “transaction related hedged item,” it is required to be segregated and accounted for as a “cost of hedging” in OCI and accrued as a separate component of stockholders’ equity until the related hedged item affects profit and loss.

The hedged item (jet fuel consumption) of the options held by the Company represents a non-financial asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s aircraft at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories. Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI toward the profit and loss and recognized in the same period or periods during which the hedged item is expected to be allocated to profit and loss. Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial Asian call options. The adoption of IFRS 9 (2013) does not impact the interest rate swaps or jet fuel swaps as those instruments do not incorporate a portion of time value (attributable to external value), such as is the case with options.

As of March 31, 2017 and December 31, 2016, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was a gain of Ps.497,554 and Ps.867,809, respectively, and is presented as part of the financial assets in the consolidated statement of financial position.

The amount of cost of hedging derived from the extrinsic value changes of these options as of March 31, 2017 recognized in OCI totals Ps.96,873 (the positive cost of hedging as of December 31, 2016 totals Ps.218,038), and will be recycled to the fuel cost throughout 2017 and until 2018, as these options expire on a monthly basis.

During the three months period ended March 31, 2017 and 2016, the extrinsic value of these options recycled to the fuel cost was Ps.59,446 and Ps.51,787, respectively.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the period:

Position as of March 31, 2017 Jet fuel Asian call option contracts maturities
Jet fuel risk	2Q17	2H17	2017 Total	1H18	2H18	2018 Total
Notional volume in gallons (thousands)*	28,344	63,362	91,706	69,518	46,401	115,919
Strike price agreed rate per gallon (U.S. dollars)**	US$1.6061	US$1.4182	US$1.4763	US$1.6861	US$1.8341	US$1.7453
Approximate percentage of hedge (of expected consumption value)	53%	53%	53%	50%	30%	39%

* US Gulf Coast Jet 54 as underlying asset ** Weighted average

Position as of December 31, 2016 Jet fuel Asian call option contracts maturities
Jet fuel risk	1H17	2H17	2017 Total	1H18	3Q18	2018 Total
Notional volume in gallons (thousands)*	55,436	63,362	118,798	62,492	7,746	70,238
Strike price agreed rate per gallon (U.S. dollars)**	US$1.6245	US$1.4182	US$1.5145	US$1.6508	US$1.5450	US$1.6392
Approximate percentage of hedge (of expected consumption value)	51%	53%	52%	45%	10%	24%
* US Gulf Coast Jet 54 as underlying asset ** Weighted average
b)  Foreign currency risk

Foreign currency risk is the risk that the fair value of future cash flows will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities; when revenue or expense is denominated in a different currency from the Company’s functional currency (including the amounts payable arising from U.S. dollar denominated expenses and U.S. dollars linked expenses and payments). To mitigate this risk, the Company may use foreign exchange derivative financial instruments.

Most of the Company’s revenue is generated in Mexican pesos, although 27% of its revenues came from operations in the United States of America and Central America for the three months ended at March 31, 2017 (33% for the three months ended March 31, 2016). U.S. dollar denominated collections accounted for 40% and 38% of the Company’s total collections as of March 31, 2017 and December 31, 2016, respectively. However, certain of its expenditures, particularly those related to aircraft leasing and acquisition, are U.S. dollar denominated also and although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican Pesos /U.S. dollars exchange rate.

The Company’s foreign exchange on and off-balance sheet exposure as of March 31, 2017 and December 31, 2016 is as set forth below:
	Thousands of U.S. dollars
	March 31, 2017		December 31, 2016
Assets:
Cash and cash equivalents	US$	338,951	US$	297,565
Other accounts receivable		12,228		11,619
Aircraft maintenance deposits paid to lessors		330,415		343,787
Deposits for rental of flight equipment		25,884		30,025
Derivative financial instruments		26,453		41,996
Total assets		733,931		724,992

Liabilities:
Financial debt		75,467		76,789
Foreign suppliers		47,359		56,109
Taxes and fees payable		10,849		6,874
Derivative financial instruments		109		684
Total liabilities		133,784		140,456
Net foreign currency position	US$	600,147	US$	584,536

The exchange rates used to translate the above amounts to Mexican pesos at March 31, 2017 and December 31, 2016 were Ps.18.8092 and Ps.20.6640, respectively, per U.S. dollar.

	Thousands of U.S. dollars
	2017		2016
Off-balance sheet transactions exposure:
Aircraft and engine operating lease payments (Note 12)	US$	1,668,079	US$	1,727,644
Aircraft and engine commitments (Note 16)		301,787		315,326
Total foreign currency	US$	1,969,866	US$	2,042,970

As of March 31, 2017 and December 31, 2016, the Company did not enter into foreign exchange rate derivatives financial instruments.

c)  Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment operating lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate (“LIBOR”). The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge. In general, when a derivative can be defined within the terms and cash flows of a leasing agreement, this may be designed as a CFH and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in unaudited interim condensed consolidated statements of operations.

At March 31, 2017, and December 31, 2016, the Company had outstanding hedging contracts in the form of interest rate swaps with notional amount of US$35,000 and US$70,000, respectively, and fair value of Ps.2,043 and Ps.14,144, respectively, recorded in liabilities.

For the three months ended March 31, 2017 and 2016, the loss on the interest rate swaps was Ps.11,786 and Ps.12,825, respectively, which was recognized as part of rental expense in the consolidated statements of operations.

The following table illustrates the sensitivity of financial instruments on the Company’s accumulated other comprehensive income (due to changes in the fair value of forward contracts) to a reasonably possible change in LIBOR interest rates. The calculations are based on financial instruments held at each consolidated statement of financial position date and were made increasing (decreasing) 100 basis points to the LIBOR curve. All other variables were held constant.

	Position at March 31, 2017
Increase (decrease) in curve	effect on equity (thousands of U.S. dollars)
+100 basis points	US$	0.06
- 100 basis points		(0.06)

d)  Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company attempts to manage its cash and cash equivalents and its financial assets, relating the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings and derivative contracts. The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	March 31, 2017
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 8)	Ps.	527,629	Ps.	884,762	Ps.	1,412,391
Working capital facilities (Note 8)		613,430		-		613,430

Derivative financial instruments:
Interest rate swaps contracts		2,043		-		2,043
Total	Ps.	1,143,102	Ps.	884,762	Ps.	2,027,864

	December 31, 2016
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities (Note 8)	Ps.	328,845	Ps.	943,046	Ps.	1,271,891
Working capital facilities (Note 8)		716,290		-		716,290

Derivative financial instruments:
Interest rate swaps contracts		14,144		-		14,144
Total	Ps.	1,059,279	Ps.	943,046	Ps.	2,002,325

e)  Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including derivatives.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relate to amounts invested with major financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the major international credit card companies.

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Some of the outstanding derivative financial instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes. At March 31, 2017, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

f)  Capital management

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2017 fiscal year.

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies or processes for managing capital during the three months ended March 31, 2017. The Company is not subject to any externally imposed capital requirement, other than the legal reserve.

7.  Fair value measurements

The only financial assets and liabilities recognized at fair value on a recurring basis are the derivative financial instruments.

Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i)	In the principal market for the asset or liability, or
(ii)	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	March 31,		December 31,		March31,		December 31,
	2017		2016		2017		2016
Assets
Derivative financial instruments	Ps.	497,554	Ps.	867,809	Ps.	497,554	Ps.	867,809

Liabilities
Financial debt*		(2,025,822)		(1,988,181)		(1,278,486)		(1,331,931)
Derivative financial instruments		(2,043)		(14,144)		(2,043)		(14,144)
Total	Ps.	(1,530,311)	Ps.	(1,134,516)	Ps.	(782,975)	Ps.	(478,266)
*Floating rate borrowing

The following table summarizes the fair value measurements at March 31, 2017:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	-	Ps.	497,554	Ps.	-	Ps.	497,554
Liabilities
Derivatives financial instruments:
Interest rate swap contracts**		-		(2,043)		-		(2,043)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(1,278,486)		-		(1,278,486)
Net	Ps.	-	Ps.	(782,975)	Ps.	-	Ps.	(782,975)
* Jet fuel forwards levels and LIBOR curve.
** LIBOR curve.
There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements at December 31, 2016:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	-	Ps.	867,809	Ps.	-	Ps.	867,809

Liabilities
Derivatives financial instruments:
Interest rate swap contracts**		-		(14,144)		-		(14,144)

Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(1,331,931)		-		(1,331,931)
Net	Ps.	-	Ps.	(478,266)	Ps.	-	Ps.	(478,266)
* Jet fuel forwards levels and LIBOR curve.
** LIBOR curve.
There were no transfers between level 1 and level 2 during the period.

The following table summarizes the (loss) gain from derivatives financial instruments recognized in the consolidated statements of operations for the three months period ended March 31, 2017 and 2016:

Consolidated statements of operations

Instrument	Financial statements line	2017		2016
Jet fuel Asian call options contracts	Fuel		59,446		51,787
Interest rate swap contracts	Aircraft and engine rent expenses		11,786		12,825
Total		Ps.	71,232	Ps.	64,612

The following table summarizes the net (loss) gain on CFH before taxes recognized in the consolidated statements of comprehensive income as of March 31, 2017 and 2016:

Consolidated statements of other comprehensive income

Instrument	Financial statements line	March 31, 2017		March 31, 2016
Jet fuel Asian call options contracts	OCI	Ps.	(314,911)	Ps.	71,983
Interest rate swap contracts	OCI		12,101		9,175
Total		Ps.	(302,810)	Ps.	81,158

8.  Financial assets and liabilities

At March 31, 2017 and December 31, 2016, the Company’s financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a)  Financial assets

	March 31, 2017		December 31, 2016
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps.	497,554	Ps.	867,809
Total financial assets	Ps.	497,554	Ps.	867,809

Presented on the consolidated statements of financial position as follows:
Current	Ps.	323,953	Ps.	543,528
Non-current	Ps.	173,601	Ps.	324,281

b)  Financial debt

(i)	At March 31, 2017 and December 31, 2016, the Company’s short-term and long-term debt consists of the following:

		March 31, 2017		December 31, 2016
I.	Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on May 31, 2021, bearing annual interest rate at the three-month LIBOR plus a spread according to the contractual conditions of each disbursement in a range of 1.99 to 2.25 points.	Ps.	1,412,392	Ps.	1,271,891

II.	In December 2016, the Company entered into a short-term working capital facility with Banco Nacional de México S.A. (“Citibanamex”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus 0.80 points.		613,430		406,330

III.	In December 2016, the Company entered into a short-term working capital facility, with Bank of America México S.A. Institución de Banca Múltiple (“Bank of America”) in U.S. dollars, bearing annual interest rate at the one-month LIBOR plus 1.60 points.		-		309,960

IV.	Accrued interest		8,730		6,102
			2,034,552		1,994,283
Less: Short-term maturities		1,149,790		1,051,237
Long-term	Ps.	884,762	Ps.	943,046

(ii)    The following table provides a summary of the Company’s contractual payments of financial debt and accrued interest at March 31, 2017:

	Within one year		April 2018 - March 2019		April 2019 - March 2020		April 2020 - March 2021		Total
Finance debt denominated in foreign currency:
Santander/Bancomext	Ps.	534,717	Ps.	645,030	Ps.	131,853	Ps.	107,879	Ps.	1,419,479
Citibanamex		615,073		-		-		-		615,073
Total	Ps.	1,149,790	Ps.	645,030	Ps	131,853	Ps.	107,879	Ps.	2,034,552

The “Santander/Bancomext” loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.
v)	Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

At March 31, 2017 and December 31, 2016, the Company was in compliance with the covenants under the above-mentioned loan agreement.

For purposes of financing the pre-delivery payments, Mexican trust structures were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreement (Deutsche Bank Mexico, S.A. Trust 1710 and 1711).

c)  Financial liabilities

	March 31, 2017		December 31, 2016
Derivative financial instruments designated as CFH (effective portion recognized within OCI):
Interest rate swap contracts	Ps.	2,043	Ps.	14,144
Total financial liabilities	Ps.	2,043	Ps.	14,144
Presented on the consolidated statements of financial position as follows:
Current	Ps.	2,043	Ps.	14,144
Non-current	Ps.	-	Ps.	-

9.  Related parties

a)
An analysis of balances due from/to related parties at March 31, 2017 and December 31, 2016 is provided below. All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transactions	Country of origin	March 31, 2017		December 31, 2016		Terms
Due to:
One Link, S.A. de C.V. (“One Link”)	Call center fees	El Salvador	Ps.	19,543	Ps.	33,775	30 days
Aeromantenimiento, S.A. (“Aeroman”)	Aircraft and engine maintenance	El Salvador		6,774		30,627	30 days
SearchForce, Inc. (“SearchForce”)	Internet services	Mexico		283		620	30 days
Human Capital International HCI, S.A. de C.V.	Professional fees	Mexico		12		-	30 days
			Ps.	26,612	Ps.	65,022

As of March 31, 2017 and December 31, 2016, the Company did not recognize any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

b)	During the three months ended March 31, 2017 and 2016, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2017		2016
Expenses:
Maintenance	El Salvador	Ps.	55,273	Ps.	53,654
Fees	Mexico/El Salvador		51,095		39,069
Other	Mexico/El Salvador		1,991		712

c)  Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena, the Company’s Chief Executive Officer, and Rodolfo Montemayor, a member of the board of directors, are shareholders of such company. Servprot provides security services for Mr. Beltranena and his family, as well as for Mr. Montemayor.

During the three months ended March 31, 2017 and 2016 the Company expensed Ps.422 and Ps.174, respectively for this concept.

d) Aeroman

Aeroman is a related party because Roberto José Kriete Ávila, a member of the Company’s board of directors, and members of his immediate family are shareholders of Aeroman. We entered into an aircraft repair and maintenance service agreement with Aeroman on March 6, 2007. This agreement provides that we have to use Aeroman, exclusively for aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a 10 year term.

As of March 31, 2017 and December 31, 2016, the balances due under the agreement with Aeroman were Ps.6,774 and Ps.30,627, respectively.

For the three months ended March 31, 2017 and 2016, the Company incurred expenses under this agreement of Ps.56,131 and Ps.54,366, respectively.

e) Human Capital International

The Company entered into a professional services agreement with Human Capital International HCI, S.A. de C.V., or Human Capital International, on February 25, 2015, for the selection and hiring of executives. Rodolfo Montemayor Garza, a member of the Company’s board of directors, is a founder and chairman of the board of directors of Human Capital International.

For the three months period ended March 31, 2017 and 2016, the Company accrued an expense under this agreement of Ps.536 and Ps.75, respectively.

f) One Link

One Link is a related party because Marcho Baldochi, an alternate member of the board; is a director of the Company.

At March 31, 2017 and December 31, 2016, the balance in this agreement was Ps.19,543 and Ps.33,775, respectively.

The Company accrued an expense under this agreement of Ps.50,137 and Ps.38,820 for the three months period ended March 31, 2017 and 2016, respectively.

g) SearchForce

SearchForce is a related party because William Dean Donovan, an alternate member of the board, is a director of the Company.

For the three months period ended March 31, 2017, the Company accrued an expense under this agreement of Ps.891.

As of March 31, 2017 and December 31, 2016, the balance due under this agreement was Ps.283 and Ps.620, respectively.

h)  Directors and officers

During the three months ended March 31, 2017 and 2016, all of the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.45,724 and Ps.44,623, respectively.

For the three months ended March 31, 2017 and 2016 the cost of the share-based payments transactions (MIP and LTIP) were Ps.3,304 and Ps.2,524, respectively. Cash-settled payments transactions SARs were Ps.12,185 and Ps.20,143, respectively.

During the three months ended March 31, 2017 and 2016, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.2,036 and Ps.1,468, respectively, and the rest of the directors received a compensation of Ps.1,847 and Ps.1,121, respectively.

10. Rotable spare parts, furniture and equipment, net

a) Acquisitions and disposals

During the three months ended March 31, 2017 and for the year ended December 31, 2016, the Company acquired rotable spare parts, furniture and equipment by an amount of Ps.425,692 and Ps.2,198,697, respectively.

Rotable spare parts, furniture and equipment by an amount of Ps.101,252 were disposed during the three months ended March 31, 2017. Additionally, the Company did not receive reimbursements of pre-delivery payments for aircraft acquisition during this period.

b) Depreciation expense

Depreciation expense for the three months ended March 31, 2017 and 2016 was Ps.116,081 and Ps.112,505, respectively. Depreciation charges for the year are recognized as a component of operating expenses in the unaudited interim condensed consolidated statements of operations.

11.  Intangible assets, net

a) Acquisitions

During the three months period ended March 31, 2017 and for the year ended December 31, 2016, the Company acquired intangible assets by an amount of Ps.17,812 and Ps.60,792 respectively.

b) Amortization expense

Software amortization expense for the three months ended March 31, 2017 and 2016 was Ps.12,290 and Ps.7,415, respectively. These amounts were recognized in depreciation and amortization in the unaudited interim condensed consolidated statements of operations.

12.  Operating leases

The most significant operating leases are as follows:

Aircraft and engine rent. At March 31, 2017, the Company leases 68 aircraft (69 as of December 31, 2016) and 11 spare engines under operating leases (11 as of December 31, 2016) that have maximum terms through 2030. Rents are guaranteed by deposits in cash or letters of credit. The aircraft lease agreements contain certain covenants to which the Company is bound. The most significant covenants include the following:

(i)	Maintain the records, licenses and authorizations required by the competent aviation authorities and make the corresponding payments.
(ii)	Provide maintenance services to the equipment based on the approved maintenance program.
(iii)	Maintain insurance policies on the equipment for the amounts and risks stipulated in each agreement.
(iv)	Periodic submission of financial and operating information to the lessors.
(v)	Comply with the technical conditions relative to the return of aircraft.

As of March 31, 2017 and December 31, 2016, the Company was in compliance with the covenants under the above mentioned aircraft lease agreements.

Composition of the fleet, operating leases*:
Aircraft Type	Model	At March 31, 2017	At December 31, 2016
A319	132	6	6
A319	133	8	9
A320	233	39	39
A320	232	4	4
A320NEO	271N	1	1
A321	231	10	10
		68	69

Engine Type	Model	At March 31, 2017	At December 31, 2016
V2500	V2527M-A5	3	3
V2500	V2527E-A5	4	4
V2500	V2527-A5	4	4
		11	11

* Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

During the three months ended March 31, 2017, the Company did not incorporate any aircraft to its fleet. Also the Company returned 1 aircraft to a lessor.

During the year ended December 31, 2016, the Company incorporated 17 aircraft to its fleet (eight of them based on the terms of the Airbus purchase agreement and 9 from a lessor’s aircraft order book). These new aircraft lease agreements were accounted for as operating leases. Also, the Company returned four aircraft to their respective lessors. All the aircraft incorporated through the lessor´s aircraft order book were not subject to sale and leaseback transactions.

Additionally, during 2016 the Company extended the lease term of two aircraft and entered into certain agreements with different lessors to lease five aircraft spare engines which were already been received during the same period. Such leases were accounted as operating leases and were not subject to sale and leaseback transactions.

On September 19, 2016, the Company received its first A320NEO.

During the year ended December 31, 2015, the Company incorporated seven aircraft to its fleet (five of them based on the terms of the Airbus purchase agreement and two from a lessor's aircraft order book), and returned one aircraft to a lessor. These new aircraft lease agreements were accounted for as operating leases. Additionally, during August 2015 the Company extended the lease term of three A319CEO, one effective from 2015 and the other two effective from 2016.

As of March 31, 2017 and December 31, 2016, all of the Company’s aircraft and spare engines lease agreements were accounted for as operating leases.

Provided below is an analysis of future minimum aircraft and engine rent payments in U.S. dollars and its equivalent to Mexican pesos:

	Aircraft operating leases				Engine operating leases
	in U.S. dollars		in Mexican pesos(1)		in U.S. dollars		in Mexican pesos(1)
2017	US$	168,920	Ps.	3,177,250	US$	3,606	Ps.	67,826
2018		229,726		4,320,962		2,958		55,638
2019		214,679		4,037,940		2,560		48,152
2020		210,652		3,962,196		1,878		35,324
2021 and thereafter		829,009		15,592,996		4,091		76,948
Total	US$	1,652,986	Ps.	31,091,344	US$	15,093	Ps.	283,888

(1) Exchange rate used as of March 31, 2017 of Ps.18.8092.

Such amounts are determined based on stipulated rent contained within the agreements without considering renewals and on the prevailing exchange rate and interest rates as of March 31, 2017.

During the three months ended March 31, 2017, the Company did not enter into sale and leaseback transactions.

During the three months ended March 31, 2016, the Company entered into sale and leaseback transactions, resulting in a gain of Ps.194,844, this gain was recorded under the caption other income in the consolidated statement of operations.

During the year ended December 31, 2011, the Company entered into sale and leaseback transactions, which resulted in a loss of Ps.30,706. This loss was deferred on the consolidated statements of financial position and is being amortized over the contractual lease term. As of March 31, 2017 and December 31, 2016, the current portion of the loss on sale amounts to Ps.3,047 and Ps.3,047, respectively, which are recorded in the caption of prepaid expenses and other current assets, and the non-current portion amounts to Ps.13,698 and Ps.14,460, respectively, which are recorded in the caption of other assets.

For the three months ended March 31, 2017 and 2016, the Company amortized a loss of Ps.762, and Ps.762, respectively, as additional aircraft rental expense.

13. Current and non-current liabilities

At March 31, 2017, the Company had the following other obligations of the current and non-current liabilities, including, unearned transportation revenue, related parties, accrued liabilities, employee benefits and other liabilities:

Domestic currency

	Liabilities in Domestic Currency Time interval
	Until 1 year		Until 2 years		Until 3 Years		Until 4 years		Until 5 years or more
Liabilities	Ps.	4,620,479	Ps.	82,051	Ps.	41,589	Ps.	26,861	Ps.	153,471

Foreign currency

	Liabilities in Foreign Currency Time interval
	Until 1 year		Until 2 years		Until 3 years		Until 4 years		Until 5 years or more
Liabilities	Ps.	569,684	Ps.	-	Ps.	-	Ps.	-	Ps.	-

14. Equity

As of March 31, 2017, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	3,224	877,852,982	877,856,206
Series B shares	20,956	133,999,515	134,020,471
	24,180	1,011,852,497	1,011,876,677
Treasury shares	-	(13,175,905)	(13,175,905)
	24,180	998,676,592	998,700,772

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholder resolution. The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder.

During the three months ended March 31, 2017 and for the year ended December 31, 2016, the Company did not declare any dividends.

a)	Earnings per share

Basic earnings per share (“EPS”) amounts are calculated by dividing the net income for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS amounts are calculated by dividing the profit attributable to ordinary equity holders of the parent (after adjusting for interest on the convertible preference shares, if any), by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares (to the extent that their effect is dilutive).

The following tables show the calculations of the basic and diluted earnings per share for the three months ended March 31, 2017 and 2016:

	2017		2016
Net (loss) income for the period	Ps.	(1,360,821)	Ps.	601,800

Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877
EPS:
Basic		(1.345)		0.595
Diluted		(1.345)		0.595

15. Income tax

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the unaudited interim condensed statement of operations are:

Consolidated statement of operations

	For the three months ended
	March 31,
	2017		2016

Current tax expense	Ps.	-	Ps.	(287,986)
Deferred income tax benefit		555,514		17,613
Total income tax expense on profits	Ps.	555,514	Ps.	(270,373)

The Company’s effective tax rate during the three months ended March 31, 2017 and 2016 was 29% and 31%, respectively.

16.  Commitments and contingencies

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars		Commitment expenditures equivalent in Mexican pesos (1)
2017	US$	64,656	Ps.	1,216,128
2018		119,883		2,254,903
2019		91,556		1,722,095
2020		25,692		483,246
	US$	301,787	Ps.	5,676,372

(1)	Using the exchange rate as of March 31, 2017 of Ps.18.8092.

All aircraft acquired by the Company through the Airbus Purchase Agreement at March 31, 2017 and December 31, 2016 have been subject to sale and leaseback transactions.

Litigation

a) The Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

17.  Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	During the three months period ended March 31,
	2017		2016
Operating revenues:
Domestic (Mexico)	Ps.	4,127,784	Ps.	3,461,085
International
United States of America and
Central America		1,527,983		1,720,765
Total operating revenues	Ps.	5,655,767	Ps.	5,181,850

Revenues are allocated by geographic segments based upon the origin of each flight. The Company does not have material non-current assets located in foreign countries.

The breakdown of our non-ticket revenues for the three months period ended March 31, 2017 and 2016 is as follows:

	2017		2016
Non-ticket revenues
Air travel-related services	Ps.	1,457,059	Ps.	1,120,095
Non-air travel-related services		132,833		115,308
Cargo		41,096		40,884
Total non-ticket revenues	Ps.	1,630,988	Ps.	1,276,287

18.  Subsequent events

Subsequent to March 31, 2017 and through April 19, 2017, the Company does not have any subsequent event to report.

Volaris Reports First Quarter 2017 Results: 19% Adjusted EBITDAR Margin

Mexico City, Mexico, April 20, 2017 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, today announced its financial results for the first quarter 2017.

The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS).

First Quarter 2017 Highlights

■	Total operating revenues reached Ps.5,656 million for the first quarter, an increase of 9.1% year over year.
■
Non-ticket revenues were Ps.1,631 million for the first quarter, an increase of 27.8% year over year. Non-ticket revenues per passenger for the first quarter were Ps.411, increasing 10.6% year over year.

■
Total operating revenues per available seat mile (TRASM) were Ps.124.4 cents for the first quarter, a decrease of 6.6% year over year. This is partially explained by a seasonality effect from the shift of Holy and Easter weeks this year, taking place entirely in April.

■
Operating expenses per available seat mile (CASM) were Ps.141.4 cents for the first quarter, an increase of 26.6% year over year; with an average economic fuel cost per gallon of Ps. 37.1, increasing 67.8% year-on-year, and an average exchange rate of Ps.20.4, a year-on-year increase of 13.2%.

■
Adjusted EBITDAR was Ps.1,055 million for the first quarter, a decrease of 51.5% year over year. Adjusted EBITDAR margin was 18.7% for the first quarter, a decrease in margin of 23.3 percentage points.

■	Operating loss was Ps.772 million for the first quarter, with an operating margin of -13.7%, equal to a year over year operating margin decrease of 29.8 percentage points.
■
At the end of the first quarter, the Mexican peso appreciated 9.0% with respect to the end of period exchange rate of the previous quarter. The Company booked a foreign exchange loss of Ps.1,145 million as a consequence of our US dollar net monetary asset position. Net loss was Ps.1,361 million (Ps.1.34 per share / US$0.71 per ADS) for the first quarter, with a net margin of -24.1%.

■	Net cash flow provided by operating activities was Ps.469 million for the first quarter. As of March 31, 2017, cash and cash equivalents were Ps.6,839 million.

Volaris´ CEO Enrique Beltranena commented: “During the first quarter, we faced a challenging market and geopolitical environment, with a tough seasonality comparison versus the previous year. However, Volaris responded by managing capacity and executing its ULCC model to continue stimulating market demand and adapt rapidly to these conditions. We remain cautiously optimistic of demand and thus we will continue prudently managing capacity based on market demand. Going forward, we believe that the Company’s fundamentals remain strong and our solid financial position will enable us to execute our long-term growth plans.”

Resilient Macroeconomics and Consumer Demand, Although Exchange Rate and Fuel Price Pressures

■
Resilient macro and consumer demand: The macroeconomic indicators in Mexico continue to be solid, with same store sales increasing 4%[1] during March, remittances increasing 2%[2] in January and February and consumer confidence recovering strength towards the end of the quarter.

■
Air traffic volume increase: The Mexican DGAC reported overall passenger volume growth for Mexican carriers of 15% year over year in January and February; domestic overall passenger volume increased 14%, while international overall passenger volume increased 19%.

■
Exchange rate volatility: The Mexican peso depreciated 13.2% year over year against the US dollar, from an average exchange rate of Ps.18.0 pesos per US dollar in the first quarter 2016 to Ps.20.4 pesos per US dollar during the first quarter 2017.

■	Higher fuel prices: The average economic fuel cost per gallon increased 67.8%, year over year, to Ps.37.1 per gallon (US$2.0) in the first quarter 2017, year over year.

Strengthened ULCC Model with Further Non-Ticket Revenue Expansion

■
Passenger traffic stimulation: Volaris booked 4.0 million passengers in the first quarter of 2017, up 15.6% year over year. Volaris traffic (measured in terms of revenue passenger miles, or RPMs) increased 14.4% for the same period. System load factor during the quarter decreased 1.8 percentage points year over year to 83.2%.

■
Pressured and seasonally weak unit revenue partially offset by managing capacity: For the first quarter of 2017, yield decreased 9.9% with TRASM decreasing 6.6%, year over year, partially explained by a seasonality effect from the shift of Holy and Easter weeks this year. During the first quarter, in terms of ASMs, domestic capacity grew 12.8%, while international capacity increased 26.2%.

■
Non-ticket revenue growth: Non-ticket revenues and non-ticket revenues per passenger increased 27.8% and 10.6% year over year for the first quarter of 2017, respectively. Non-ticket revenue generation continues to grow with new products such as the new combos offering for "more flexibility", "more baggage" and "more speed" appealing to particular customers' needs. Effective March 1st the Company began charging for the first checked bag in new bookings for flights to and from the US and Puerto Rico.

■
New routes: In the first quarter 2017, Volaris began operations in six new international routes (Guadalajara – Miami, Guadalajara – Milwaukee, Mexico City – Houston, Mexico City – New York (JFK), Mexico City – Miami and San Jose, Costa Rica – San Salvador).

1 Source: Asociación Nacional de Tiendas de Autoservicio y Departamentales, A. C. (ANTAD)
2 Source: Banco de México (BANXICO)

Exchange Rate and Fuel Price Pressure

In the first quarter 2017, Volaris continued to experience pressure in US-dollar denominated costs, such as aircraft and engine rent expenses, international airport costs, and maintenance expenses due to the depreciation of the Mexican peso by 13.2%, year over year. CASM for the first quarter was Ps.141.4 cents, a 26.6% increase compared to the first quarter 2016, mainly driven by fuel price increase and foreign exchange rate pressures. However, at the end of the first quarter, the Mexican peso appreciated 9.0% with respect the end of previous quarter, leading to an exchange rate loss of Ps.1,145 million as result of our US dollar net monetary asset position.

Young and Fuel Efficient Fleet

During the first quarter 2017, the Company did not incorporate any additional aircraft and one aircraft was redelivered in March. As of March 31, 2017, Volaris fleet was composed of 68 aircraft (14 A319s, 44 A320s and 10 A321s), with an average age of 4.4 years. At the end of the first quarter 2017, Volaris’ fleet had an average of 179 seats, 62% of which were in sharklet-equipped aircraft.

Solid Balance Sheet and Good Liquidity

Net cash flow provided by operating activities was Ps.469 million for the first quarter. As of March 31, 2017, cash and cash equivalents were Ps.6,839 million. Volaris registered negative net debt (or a positive net cash position) of Ps.4,804 million and total equity of Ps.9,222 million.

Active in Fuel Risk Management

Volaris remains active in its fuel risk management program. Volaris utilized call options to hedge 52% of its first quarter 2017 fuel consumption, at an average strike price of US $1.64 per gallon, which combined with the 48% unhedged consumption, resulted in a blended average economic fuel cost of US$2.0 per gallon.

Investors are urged to carefully read the Company's periodic reports filed with or furnished to the Securities and Exchange Commission, for additional information regarding the Company.

Conference Call/Webcast Details:
Presenters for the Company: Date:	Mr. Enrique Beltranena, CEO Mr. Fernando Suárez, CFO Thursday, April 20, 2017
Time:	10:00 am U.S. EDT (9:00 am Mexico City Time)
United States dial in (toll free):	1-800-311-9408
Mexico dial in (toll free):	0-1-800-847-7666
Brazil dial in (toll free):	0800-282-5781
International dial in:	+1-334-323-7224
Participant entry number:	83342
Webcast will be available on our website:	https://www.webcaster4.com/Webcast/Page/1174/20464

About Volaris:
*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 164 and its fleet from four to 68 aircraft. Volaris offers more than 302 daily flight segments on routes that connect 40 cities in Mexico and 28 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for seven consecutive years. For more information, please visit: www.volaris.com

Forward-looking Statements:
Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations or beliefs concerning future events. When used in this release, the words "expects," "estimates," "plans," "anticipates," "indicates," "believes," "forecast," "guidance," "outlook," "may," "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. All forward-looking statements in this release are based upon information available to the Company on the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements are subject to a number of factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenues; and government regulation. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings.

Investor Relations Contact:
Andrés Pliego & Diana Martínez / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact:
Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Three months ended March 31, 2017 (US Dollars)*	Three months ended March 31, 2017	Three months ended March 31, 2016	Variance (%)
Total operating revenues (millions)	301	5,656	5,182	9.1%
Total operating expenses (millons)	342	6,428	4,346	47.9%
EBIT (millions)	(41)	(772)	836	NA
EBIT margin	(13.7%)	(13.7%)	16.1%	(29.8) pp
Adjusted EBITDA (millions)	(34)	(644)	956	NA
Adjusted EBITDA margin	(11.4%)	(11.4%)	18.4%	(29.8) pp
Adjusted EBITDAR (millions)	56	1,055	2,175	(51.5%)
Adjusted EBITDAR margin	18.7%	18.7%	42.0%	(23.3) pp
Net (loss) income (millions)	(72)	(1,361)	602	NA
Net (loss) income margin	(24.1%)	(24.1%)	11.6%	(35.7) pp
Earnings per share:
Basic (pesos)	(0.07)	(1.34)	0.59	NA
Diluted (pesos)	(0.07)	(1.34)	0.59	NA
Earnings per ADS:
Basic (pesos)	(0.71)	(13.45)	5.95	NA
Diluted (pesos)	(0.71)	(13.45)	5.95	NA
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions)(1)	-	4,547	3,892	16.8%
Domestic	-	3,080	2,730	12.8%
International	-	1,467	1,162	26.2%
Revenue passenger miles (RPMs) (millions)(1)	-	3,784	3,306	14.4%
Domestic	-	2,597	2,317	12.1%
International	-	1,186	989	19.9%
Load factor(2)	-	83.2%	85.0%	(1.8) pp
Domestic	-	84.3%	84.9%	(0.6) pp
International	-	80.9%	85.1%	(4.2) pp
Total operating revenue per ASM (TRASM) (cents)(1)	6.6	124.4	133.2	(6.6%)
Passenger revenue per ASM (RASM) (cents)(1)	4.7	88.5	100.4	(11.8%)
Passenger revenue per RPM (Yield) (cents)(1)	5.7	106.4	118.1	(9.9%)
Average fare(2)	54	1,020	1,141	(10.7%)
Non-ticket revenue per passenger (1)	21.9	411	372	10.6%
Operating expenses per ASM (CASM) (cents)(1)	7.5	141.4	111.7	26.6%
Operating expenses per ASM (CASM) ( US cents)(1)	-	7.5	6.4	17.1%
CASM ex fuel (cents)(1)	5.3	99.8	85.6	16.5%
CASM ex fuel (US cents)(1)	-	5.3	4.9	7.8%
Booked passengers (thousands)(1)	-	3,964	3,430	15.6%
Departures(1)	-	26,754	24,061	11.2%
Block hours(1)	-	71,802	64,868	10.7%
Fuel gallons consumed (millions)	-	51.0	45.8	11.3%
Average economic fuel cost per gallon	2.0	37.1	22.1	67.8%
Aircraft at end of period	-	68	59	15.3%
Average aircraft utilization (block hours)	-	12.4	13.1	(5.0%)
Average exchange rate	-	20.39	18.02	13.2%
End of period exchange rate	-	18.81	17.40	8.1%
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only
(1) Includes schedule + charter (2) Includes schedule

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Three months ended March 31, 2017 (US Dollars)*	Three months ended March 31, 2017	Three months ended March 31, 2016	Variance (%)
Operating revenues:
Passenger	214	4,025	3,906	3.1%
Non-ticket	87	1,631	1,276	27.8%
	301	5,656	5,182	9.1%

Other operating income	-	(1)	(195)	(99.7%)
Fuel	101	1,892	1,013	86.7%
Aircraft and engine rent expense	90	1,699	1,219	39.3%
Landing, take-off and navigation expenses	55	1,035	791	30.9%
Salaries and benefits	37	696	564	23.4%
Sales, marketing and distribution expenses	19	358	295	21.2%
Maintenance expenses	19	351	340	3.4%
Other operating expenses	14	269	200	34.9%
Depreciation and amortization	7	128	120	7.0%
Operating expenses	342	6,428	4,346	47.9%

Operating (loss) income	(41)	(772)	836	NA

Finance income	1	21	34	(37.9%)
Finance cost	(1)	(21)	(7)	>100%
Exchange (loss) gain, net	(61)	(1,145)	9	NA
Comprehensive financing result	(61)	(1,144)	37	NA

(Loss) income before income tax	(102)	(1,916)	872	NA
Income tax benefit (expense)	30	556	(270)	NA
Net (loss) income	(72)	(1,361)	602	NA
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Adjusted EBITDAR Reconciliation

The Company is providing a reconciliation of GAAP financial information to non-GAAP financial information as it believes that non-GAAP financial measures provide management and investors the ability to measure the performance of the Company on a consistent basis.  These non-GAAP financial measures have limitations as an analytical tool.

Unaudited (In millions of Mexican pesos)	Three months ended March 31, 2017 (US Dollars)*	Three months ended March 31, 2017	Three months ended March 31, 2016	Variance (%)
Reconciliation:
Net (loss) income	(72)	(1,361)	602	NA
Plus (minus):
Finance cost	1	21	7	>100%
Finance income	(1)	(21)	(34)	(37.9%)
Provision for income tax	(30)	(556)	270	NA
Depreciation and amortization	7	128	120	7.0%
EBITDA	(95)	(1,789)	965	NA
Exchange loss (gain), net	61	1,145	(9)	NA
Adjusted EBITDA	(34)	(644)	956	NA
Aircraft and engine rent expense	90	1,699	1,219	39.3%
Adjusted EBITDAR	56	1,055	2,175	(51.5%)
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Financial Position

(In millions of Mexican pesos)	March 31, 2017 Unaudited (US Dollars)*	March 31, 2017 Unaudited	December 31, 2016 Audited
Assets
Cash and cash equivalents	364	6,839	7,071
Accounts receivable	53	1,006	963
Inventories	13	249	244
Prepaid expenses and other current assets	78	1,460	1,563
Financial instruments	17	324	544
Guarantee deposits	57	1,067	1,167
Total current assets	582	10,945	11,551
Rotable spare parts, furniture and equipment, net	146	2,751	2,525
Intangible assets, net	6	119	114
Financial instruments	9	174	324
Deferred income taxes	31	577	559
Guarantee deposits	319	5,992	6,560
Other assets	7	141	148
Total non-current assets	519	9,753	10,231
Total assets	1,100	20,698	21,782
Liabilities
Unearned transportation revenue	159	2,987	2,154
Accounts payable	53	999	927
Accrued liabilities	95	1,783	1,785
Other taxes and fees payable	92	1,730	1,476
Income taxes payable	2	33	196
Financial instruments	-	2	14
Financial debt	61	1,150	1,051
Other liabilities	21	391	284
Total short-term liabilities	482	9,075	7,888
Financial debt	47	885	943
Accrued liabilities	8	145	170
Other liabilities	8	145	137
Employee benefits	1	14	13
Deferred income taxes	64	1,212	1,837
Total long-term liabilities	128	2,401	3,100
Total liabilities	610	11,476	10,988
Equity
Capital stock	158	2,974	2,974
Treasury shares	(4)	(83)	(83)
Contributions for future capital increases	-	-	-
Legal reserve	2	38	38
Additional paid-in capital	96	1,803	1,801
Retained earnings	243	4,567	5,928
Accumulated other comprehensive losses	(4)	(76)	137
Total equity	490	9,222	10,794
Total liabilities and equity	1,100	20,698	21,782

Total shares outstanding fully diluted		1,011,876,677	1,011,876,677
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of Mexican pesos)	Three months ended March 31, 2017 (US Dollars)*	Three months ended March 31, 2017	Three months ended March 31, 2016

Net cash flow provided by operating activities	25	469	1,329
Net cash flow (used in) provided by investing activities	(18)	(342)	435
Net cash flow provided by (used in) financing activities	9	174	(549)
Increase in cash and cash equivalents	16	300	1,216
Net foreign exchange differences	(28)	(533)	(7)
Cash and cash equivalents at beginning of period	376	7,071	5,157
Cash and cash equivalents at end of period	364	6,839	6,366
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only